Templeton Global Opportunities Trust

500 East Broward Blvd., Suite 2100

Fort Lauderdale, Fl 33394-3091

Tel: 954.527.7500

October 22, 2010

Filed Via EDGAR

(CIK #0000856138)

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N. E.

Washington, D.C. 20549

Re: Templeton Global Opportunities Trust

File Nos. 33-31267 and 811-05914

Preliminary Proxy Materials

Dear Sir or Madam:

Pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934, submitted electronically via the EDGAR system, please find a preliminary copy of the Proxy Statement, Notice of Meeting and Proxy to be furnished to shareholders of Templeton Global Opportunities Trust (the “Trust”) in connection with a Special Meeting of Shareholders (the "Meeting") of the Trust, scheduled to be held on January 7, 2011. Definitive copies of these proxy materials are expected to be released to shareholders early next month.

At the Meeting, shareholders will be asked to: (1) to approve a new Sub-Advisory Agreement between Templeton Investment Counsel, LLC and Templeton Asset Management Ltd.; and (2) to approve a new Sub-Advisory Agreement between Templeton Investment Counsel, LLC and Franklin Templeton Investments (Asia) Limited.

The Trust intends to begin mailing definitive proxy materials to its shareholders on or about November 12, 2010, if no comments by the Staff of the SEC are received within ten (10) days of the filing of these preliminary proxy materials.

Please direct any questions and comments relating to this filing to the undersigned at 954-847-2285 or, in my absence, to Lori Weber, Esq. at 954-847-2283.

Very truly yours,

/s/ROBERT C. ROSSELOT

Robert C. Rosselot

Vice President and Secretary